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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

FOUNDRY NETWORKS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
35063R-10-0
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	35063R-10-0

1	NAMES OF REPORTING PERSONS: BOBBY R. JOHNSON, JR.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

U.S.A.

	5	SOLE VOTING POWER:

NUMBER OF		11,607,245 as of December 31, 2005 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		11,607,245 as of December 31, 2005 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,607,245 as of December 31, 2005 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

8.1% based on 142,444,967 total shares outstanding as of February 3, 2006.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1(a).	Name of Issuer:

Foundry Networks, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4980 Great America Parkway, Santa Clara, CA 95054

Item 2(a).	Name of Person Filing:

Bobby R. Johnson, Jr.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4980 Great America Parkway, Santa Clara, CA 95054

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

35063R-10-0

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

11,607,245 as of December 31, 2005 (1)

(b)	Percent of Class:

8.1% based on 142,444,967 total shares outstanding as of February 3, 2006

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

11,607,245 as of December 31, 2005 (1)

(ii) Shared power to vote or to direct the vote 0

(iii) Sole power to dispose or to direct the disposition of

11,607,245 as of December 31, 2005 (1)

(iv) Shared power to dispose or to direct the disposition 0
Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

	By:	/s/ Bobby R. Johnson, Jr.
Bobby R. Johnson, Jr.

(1)	This amount includes options held by Bobby R. Johnson, Jr. to purchase 633,333 shares of Issuer’s common stock exercisable within 60 days of December 31, 2005.